UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number 001-40301

Infobird Co., Ltd

(Translation of registrant’s name into English)

Room 12A06, Block A, Boya International Center, Building 2, No. 1 Courtyard, Lize Zhongyi Road
Chaoyang District, Beijing, China 100102

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR

EXPLANATORY NOTE

Infobird Co., Ltd (the “Company”) is filing this Amendment No. 1 to the Report on Form 6-K for the month of February 2023, originally filed with the Securities and Exchange Commission on February 14, 2023 (the “Form 6-K”), to provide additional disclosure regarding changes with respect to the Company’s independent registered public accounting firm. This report on Form 6-K/A and the document attached as Exhibit 99.1 to this report are hereby incorporated by reference into the Company’s Registration Statement on Form F-3, as amended, initially filed with the U.S. Securities and Exchange Commission on December 23, 2022 (File No. 333-268993), and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS FORM 6-K/A REPORT

Changes with respect to Registrant’s Certifying Accountant

On February 13, 2023, the Company dismissed Marcum Asia CPAs LLP (“Marcum Asia”), as our independent registered public accounting firm, effective immediately, and appointed WWC, P.C. Certified Public Accountants (“WWC”) as our independent registered public accounting firm in connection with the audit of our consolidated financial statements as of December 31, 2022 and for FY 2022, effective as of February 13, 2023. The appointment of WWC was made after careful consideration and evaluation process by the Company and has been approved by the audit committee and the board of directors of the Company.

Prior to the engagement of Marcum Asia, Friedman was the Company’s independent registered public accounting firm for the fiscal years ended December 31, 2021 and 2020 and through October 27, 2022. Friedman’s audit report on our consolidated financial statements as of December 31, 2020 and 2021 and for the fiscal years ended December 31, 2020 and 2021 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. Friedman did not audit any financial statements of our company as of any date or for any period subsequent to December 31, 2021.

From October 27, 2022 through February 13, 2023, there was no audit report issued by Marcum Asia and did not audit any financial statements and there were no disagreements between our Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Marcum Asia would have caused Marcum Asia to make reference to the subject matter of the disagreements in connection with its reports.

During each of FY 2020 and FY 2021 and the subsequent interim period through our dismissal of Friedman on October 27, 2022, there were (i) no disagreements, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, between us and Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which, if not resolved to Friedman’s satisfaction, would have caused Friedman to make reference to the subject matter of the disagreement in connection with their reports on the financial statements for such years, and (ii) no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F in connection with our annual report on Form 20-F, except that Friedman advised us of eight material weaknesses in our internal control over financial reporting related to (i) a lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States, or U.S. GAAP, and SEC reporting and compliance requirements. The other material weaknesses related to the absence of policies and procedures and related risk mitigations surrounding our IT policies and procedures, including (ii) deficiencies in third party vendor management, (iii) deficiencies in backup management and recovery management, (iv) deficiencies in user accounts management, (v) lack of segregation of duties and monitoring of privileged accounts, (vi) deficiencies in monitoring access to systems and data, (vii) deficiencies in password management and (viii) deficiencies in vulnerability assessment and patch management. We are currently in the process of remediating the material weaknesses described above and we intend to continue implementing the following measures, among others, to remediate the material weaknesses. We plan to: (i) improve our reporting process by actively hiring more qualified accounting personnel; (ii) prepare a systematic policies and procedures manual for our IT processes in order to develop enhanced risk assessment procedures and controls related to changes in IT systems; (iii) regularly conduct internal evaluation for IT-related departments and all IT staff; (iv) regularly conduct network security training for IT employees to provide employees with security awareness; (v) establish a qualification assessment procedure for third-party service providers; (vi) improve demand analysis and detailed design/specification of new IT projects. All new IT projects undergo user acceptance testing and implementation approval; (vii) ensure system and information security, strictly control the approval of system permissions and review them regularly, enforce password complexity policies, and regularly audit and analyze logs; and (viii) enforce and monitor IT standard procedures and safety management specifications.

We provided Marcum Asia with a copy of the disclosures under this report on Form 6-K/A and requested from Marcum Asia a letter addressed to the SEC indicating whether it agrees with such disclosures, and if not, stating the respects in which it does not agree. We have received the requested letter from Marcum Asia, a copy of which is included as Exhibit 99.1 attached herein.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of WWC, neither we nor anyone on behalf of us has consulted with WWC regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that WWC concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

About Infobird Co., Ltd

Infobird Co., Ltd. (Nasdaq: IFBD), is a software-as-a-service, or SaaS, provider of innovative AI-powered, or artificial intelligence enabled, customer engagement solutions in China. Leveraging self-developed cloud-native architecture, AI and machine learning capabilities, patented Voice over Internet Protocol, or VoIP, application technologies, no-code development platform, and in-depth industry expertise, it primarily provides holistic software solutions to help its corporate clients proactively deliver and manage end-to-end customer engagement activities at all stages of the sales process including pre-sales and sales activities and post-sales customer support. It also offers AI-powered cloud-based sales force management software including intelligent quality inspection and intelligent training software to help our clients monitor, benchmark and improve the performances of agents. For more information, please visit http://www.infobird.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2023

INFOBIRD CO., LTD

By:	/s/ Yiting Song
Name: Yiting Song
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Letter from Marcum Asia CPAs LLP to the Securities and Exchange Commission